[LETTERHEAD OF CONNECTICUT WATER SERVICE, INC.]

November 8, 2012

Via EDGAR Transmission and Electronic Mail

Mara L. Ransom, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Station Place

100 F. Street, N.E.

Washington, D.C. 20549

FOR COMMISSION USE ONLY

Re:	Registration Statement on Form S-4 Initially Filed September 4, 2012,
File No.: 333-183708 – Request for Acceleration of Effectiveness

Dear Ms. Ransom:

This is a supplement to Connecticut Water Service, Inc.’s (the “Company”) Request for Acceleration of Effectiveness (the “Request”) filed earlier today with the Securities and Exchange Commission (the “Commission”) via EDGAR.

In connection with the Request, the Company is aware of its obligations under the Securities Act of 1933, as amended. The Company hereby further confirms for the staff of the Commission that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows.]

Sincerely Yours,

CONNECTICUT WATER SERVICE, INC.

By:	/s/ David C. Benoit
Name:	David C. Benoit
Title:	Vice President – Finance and Chief Financial Officer

cc:	Eric W. Thornburg
Kristen A. Johnson
Edward B. Whittemore. Esq.
Alan D. MacEwan, Esq.